# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calamos Aksia Alternative Credit & Income Fund, CIK 0001937073
CUSIP: 12811A309
Title of class of securities: Class I
Address of issuer's principal executive offices: 2020 Calamos Court, Naperville, Illinois (IL), 60563
Date of event which requires filing of this statement: 10/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002131282

## Reporting persons
- K-Multi CAPIX Fo1, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 9,527,838.79; sole dispositive power 0; shared dispositive power 9,527,838.79; aggregate amount beneficially owned 9,527,838.79 (7.5% of the class)
- K Multi Fo1 GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,527,838.79; sole dispositive power 0; shared dispositive power 9,527,838.79; aggregate amount beneficially owned 9,527,838.79 (7.5% of the class)
- Aksia LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,527,838.79; sole dispositive power 0; shared dispositive power 9,527,838.79; aggregate amount beneficially owned 9,527,838.79 (7.5% of the class)

## Item 1. Issuer
Name of issuer: Calamos Aksia Alternative Credit & Income Fund
Address of issuer's principal executive offices: 2020 Calamos Court, Naperville, Illinois 60563

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

i) K-Multi CAPIX Fo1, LP;

ii) K Multi Fo1 GP LP; and

iii) Aksia LLC; and

This Statement relates to the Class I Shares of the Issuer (the "Class I Shares") directly beneficially owned by K-Multi CAPIX Fo1, LP. K Multi Fo1 GP LP is the general partner of K-Multi CAPIX Fo1, LP and Aksia LLC is the general partner of K Multi Fo1 GP LP. In such capacities, each of K Multi Fo1 GP LP and Aksia LLC may be deemed to indirectly beneficially own the Class I Shares reported herein directly beneficially owned by K-Multi CAPIX Fo1, LP.
Address of principal business office or, if none, residence: 599 Lexington Ave 37th Floor, New York, NY 10022
Citizenship:
K-Multi CAPIX Fo1, LP is a Cayman Islands exempted limited partnership.

K Multi Fo1 GP LP is a Delaware limited partnership.

Aksia LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference. In each case the percent of class calculation is derived by dividing each Reporting Person's number of Class I Shares by 126,597,703.78, which is the number of Class I Shares issued and outstanding on October 2, 2026.
Percent of class: 7.5%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 9,527,838.79
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 9,527,838.79

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement dated October 7, 2026

## Signatures
- K-Multi CAPIX Fo1, LP: /s/ Jim Vos, By Jim Vos, Managing Member of Aksia LLC, general partner of K Multi Fo1 GP LP, its general partner (10/07/2026)
- K Multi Fo1 GP LP: /s/ Jim Vos, Jim Vos, Managing Member of Aksia LLC, its general partner (10/07/2026)
- Aksia LLC: /s/ Jim Vos, Jim Vos, Managing Member (10/07/2026)